PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR

February 1, 2006

Via Telefacsimile to (202) 772-9368

H. Roger Schwall, Assistant Director
            and
Tracie Towner
United States Securities and
            Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

            Re:       Unioil
            Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
                        Filed June 10, 2005
                        Commission File Number 0-10089

Dear Mr. Schwall and Ms. Towner:

            This firm serves as legal counsel to Unioil, a Nevada corporation ("Unioil" or the "Company").  On behalf of Unioil, we thank you for your letter, dated December 22, 2005, in which you offer comments upon the referenced Report.

            The Company takes seriously the staff's comments to the effect that the Company should file an amendment to the Report.  The Company, however, has not yet reached a determination whether or to what extent to amend the Report.  Management hopes that one or more of the staff's comments can be addressed to your satisfaction with supplemental information.  The hope is that such information might limit the scope of the need for possible amendments.

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

            With that hope in mind, management has instructed this firm to furnish the staff with the supplemental information set forth in this letter.  Management believes that it will be in a better position to evaluate the question of amending the Report after the staff shall have had an opportunity to review such information, and shall have advised the Company as to the extent to which the information might constitute a satisfactory response to one or more of the staff's comments.

            Having said the above, we now proceed to make responses to your comment letter, and offer supplemental information, as set forth below.  The captions and paragraph numbers of such responses and information correspond to similar captions and like-numbered paragraphs in your letter.

Controls and Procedures, page 10

            1.  Your comment asks that, in connection with its evaluation of the effectiveness of its disclosure controls and procedures, the Company comply with Item 307 of Regulation S-B and with SEC Release No. 33-8238, issued on June 5, 2003.  In particular, your comment asks that the evaluation be completed as of the end of the respective periods covered by the Company's annual and quarterly reports.

            The Company takes due note of your comment.  The Company shall be happy to comply with your request in all of its reports, beginning with the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, and continuing with future reports, including Quarterly Reports on Form 10-QSB.

            2.  Your comment asks that the Company, in connection with its disclosure of changes in its "internal controls over financial reporting" identified in connection with the evaluation  required by paragraph (d) of Rules 13a-15 or 15d-15, disclose any change that has "materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting."  You also refer the Company to paragraph 4(d) of Exhibit 31.

            The Company takes due note of your comments.  The Company shall be happy to comply with your request in all of its reports, beginning with the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, and continuing with future reports, including Quarterly Reports on Form 10-QSB, as well as in Exhibits 31 to each of those Reports.

            3.  Your comment asks that the Company disclose in reasonable detail the basis for its officers' conclusion that, in spite of a diversion of funds by a former chief financial

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

officer, the Company's "disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report."

            Management considers the point of your comment to be well taken.  Management wishes to address your comment on two levels:  (1) disclosure controls in particular; and (2) internal financial controls in general.

            Management discovered the subject diversion of funds only at the very end of the year covered by the report.  The Company's disclosure controls, therefore, did prove effective, at least in the sense that such controls resulted in the diversion of funds being disclosed in the report for the year at the end of which the diversion was discovered.

            In making this statement, however, management hastens to acknowledge that untimely discovery of an event is apt to lead to untimely disclosure of the event.  Accordingly, management has focused its primary concern not upon the promptness of its disclosure of the diversion but, rather, upon the timeliness of its discovery of the diversion.

            In focusing upon the issue of timeliness of discovery, management chose to concentrate upon the Company's overall internal financial control system.  In retrospect, management believes its financial controls to have been inadequate.

            Shortly following its discovery of the diversion of funds, management engaged this firm to investigate the diversion.  Our investigation was conducted with a view toward assisting management in evaluating, and possibly instituting, legal action against Fred C. Jones, the Company's former chief financial officer.  Our investigation, and our efforts to settle the Company's claims against Mr. Jones without litigation, took time to be completed, but culminated in the bringing of a lawsuit against Mr. Jones on November 30, 2005.  Litigation of that case is in progress.

            In part as a result of our investigation, but also as a result of consultations with several accounting professionals, management identified a need for additional, ongoing accounting services.

            The Company is a relatively small enterprise.  As such, a full-time, in-house controller function has been perceived to be too expensive to be supportable.  Recognizing a need, however, for a significant upgrade in its internal controls, the Company engaged an independent certified-public-accounting firm, Comiskey & Company, P.C., of Denver, Colorado, to provide expert outside accounting assistance, with a specific view toward strengthening the Company's financial controls.  That engagement commenced in the fourth quarter of 2005.

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

            The staff of Comiskey & Company is wholly independent of the Company's in-house bookkeeping function.  Comiskey & Company is likewise unaffiliated with the Company's independent auditors.  The terms of the Company's engagement of Comiskey & Company include having that firm observe no less frequently than quarterly all of the activity in the Company's checking accounts.  Comiskey & Company, moreover, is to report the results of its monitoring activities directly to the chief executive officer of the Company, and also to each member of the Company's board of directors.

            Management believes that this periodic monitoring, and the associated reporting, will go a long way toward strengthening the Company's financial controls enough to mitigate the risk of a recurrence of a diversion of funds.  Management intends to include disclosure of its newly implemented control procedures in its 2005 Annual Report on Form 10-KSB.

Principal Accountant Fees and Services, page 16

            4.  Your comment makes note of the Company's disclosure that, in the fiscal years ended December 31, 2004 and 2003, the Company's principal accountant did not bill the Company for services associated with audits of the Company's annual financial statements, or for a range of other services.  Your comment asks the Company to explain "in detail the arrangements that [the Company has with its auditors] whereby they have agreed to provide services to [the Company] for no consideration."

            The "no consideration" inference you drew in developing your comment is an understandable one.  Contrary to the assumption contained in your comment, however, the Company in fact has been billed in full for all of the services provided by its auditors.  As it turns out, the apparent issue addressed by your comment is merely one of timing.

            In the years 2004 and 2003 (and, for that matter, in certain earlier years) the Company fell behind in its financial and reporting efforts.  In calendar 2005, however, the Company undertook and completed considerable efforts to restore itself to a current status.  Such of the Company's audit work as might have been expected, in the ordinary course of events, to be billed in the years 2004 and 2003 was actually billed in 2005.  Those billings are to be fully disclosed in the appropriate places in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005.

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

Financial Statements

            5.  Your comment asks the Company to explain to the staff how its accounting of operator-fee revenue in fiscal years 2004 and 2003 complies with Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X.

            The Company's auditors for fiscal 2004 and 2003 were Pritchett, Siler & Hardy, of Salt Lake City, Utah.  In December of 2005, the Company engaged a new audit firm for fiscal 2005.  See the Company's Current Report on Form 8-K, dated December 23, 2005.  As a result, the Company is taking a new look at the issue of accounting of operator-fee revenue.

            We are advised that the Company's intention is to include in its Annual Report on Form 10-KSB for the year ended December 31, 2005, a restatement for fiscal 2004 to the extent necessary to treat operator revenue as a reimbursement of expenses in accordance with Rule 4-10(c)(6)(iv) of Regulation S-X.

            6.  Your comment addresses the Company's statement that it accumulates and defers fees and costs associated with establishing a receivable, and amortizes them over the life of the related receivable.

            It is our understanding that, in spite of the Company's statement about amortization, the Company did not in fact defer any fees or costs associated with establishing any receivable.  As a result, the Company intends to delete from its future reports the statement as to amortization of such fees and costs.

            7.  Your comment asks how the Company discovered a former officer's actions in causing inaccurate payroll reports to be filed with the taxing authorities, and in increasing his salary without authorization.

            As we understand it, the auditors, during the course of their audits, identified payments by audit year made for non-Company-related expenses.  The auditors reported this to management in December of 2004.  The Company then determined the extent to which each year's payments exceeded the amount of compensation to which the former officer was entitled.

            Your comment also asks why the diversion of funds should be classified as an extraordinary item on the Company's income statement.

            It is our understanding that such a classification is justified because the diversion of funds was both unusual in nature and clearly outside the ordinary course of business.

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

            8.  Your comment asks the Company to disclose how it accounted for the additional payroll taxes associated with the filing of amended reports with the taxing authorities.

            As we understand it, the additional taxes were accrued back to the years in which the authorized portion of his compensation was taken by the Company's former officer.

            9.  Your comment asks the Company to expand its disclosure of oil and gas activities to include all of the information required under Rule 4-10(c)(7)(ii) of Regulation S-X for companies accounting for oil and gas activities using the full cost method.

            We are advised that your comment is well taken.  We are advised, as well, that the Company intends to comply fully with your request, beginning with its Annual Report on Form 10-KSB for the year ended December 31, 2005.

Engineering Comments

            10.  Your comment addresses the propriety, given the Company's lack of expenditure of development capital in recent periods, of including proved undeveloped reserves in its reports.

            As of the date of this letter, the Company has not yet determined the approach it shall take in response to your comment.  We advise you, however, that the Company's preliminary responses to your comment fall into two categories.

            First, the Company's historical practice has been to develop its reserves not by the expenditure of development capital but, rather, by entering into agreements with industry partners who themselves would undertake such expenditures.  The Company believes that at all times relevant to the inclusion of proved undeveloped reserves in its reports, the Company had the ability to proceed on that basis.

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

            Second, until late 2004, management perceived the market price for the Company's products to have been such as to make it likely that expenditure of development capital, whether by an industry partner or by the Company itself, would produce a sub-optimal return on investment.  With the changes in the market, management's perception has changed relative to the business advantages of expenditure of development capital.  The Company believes itself, therefore, to have not only the ability, but now also the commitment to development, necessary to support inclusion of proved undeveloped reserves in its reports.

            Having said that, the Company continues to evaluate its response to your comment.  In particular, the Company has under active review the question of whether to delete the reserves from 2004 and 2003, but then to reinstate them for either or both of 2005 and 2006.  The Company is also evaluating the advisability of submitting to the staff a compendium of information, including reserve reports for the relevant periods, that might support retaining the proved undeveloped reserves in the description of the Company's properties for 2004 and 2003.

            11.  Your comment addresses the apparent excess (as to production in Colorado in 2004) of the Company's $51/BOE lifting costs over the average sale price of $35/BOE.  Your comment notes that such an excess precludes a claim for proved reserves.

            Your comments are well taken.  In response to them, the Company has performed a comprehensive recalculation of its lifting costs for 2004 and 2003.  As a result of these efforts, the Company discovered computational errors that resulted in a substantial overstatement of lifting costs.  To provide at least a rough reference against which to test its recalculations, the Company also has calculated its lifting costs for the first three quarters of 2005.

            The Company maintains a ledger of lease operating expenses ("LOE") for each oil or gas well in which the Company has an interest.  In reaching corrected figures for lifting costs, the Company divided the aggregate of the LOE for all of its wells in the relevant time period by the total BOE during the period.  The results of those calculations are shown in the table attached to this letter as Appendix A.  (In Appendix A, gas production is shown in barrels-of-oil equivalent, or "BOE."  As described in the Report, one BOE equals six MCF of gas.)  The figures shown in Appendix A are consistent with the Company's having maintained a positive gross margin for its production in all relevant periods.

            Corrected production-cost figures based on the table set forth in Appendix A are to be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005.

H. Roger Schwall, Assistant Director
            and
Tracie Towner
February 1, 2006

            The Company hopes that the corrected figures will resolve the apparent contradictions addressed by your comment.

Closing Comments

            Your comments under this caption are duly noted.

            To comply with your request that the Company provide a written statement containing specified acknowledgements, we expect to submit in the near future a letter addressed to the Commission by the Company's President and Chairman.  That letter is to contain each of the acknowledgements you seek.

            As noted above, management hopes that the information presented in this letter might permit a narrower focus to be drawn upon specific items that might be in need of further response, whether via an amendment or otherwise.  The goal would be to permit both the staff and the Company to perform a more efficient assessment of the need for possible further actions.

            We look forward to seeing any further comments the staff might have with regard to the possible amendment, as well as with regard to the information supplied in this letter.  Should you have questions in the meantime, we ask that you contact the undersigned or Jack M. Merritts of this firm, at the address or the telephone number set forth in the heading to this letter.

                                                                                                                        Yours sincerely,

                                                                                                                        /s/ Robert Neece

                                                                                                                        Robert Neece

attached:           Appendix A

cc:                    Unioil
                        Charles E. Ayers, Jr., President